UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              3DX TECHNOLOGIES INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   88554G109
                                 (CUSIP Number)

             Kevin S. Moore                           With copies to:
       c/o Ninth Floor Corporation                Charles D. Bybee,  Esq.
    One Rockefeller Plaza, 31st Floor           Davis, Graham & Stubbs LLP
           New York, NY 10020                   370 17th Street, Suite 4700
             (212) 977-6900                       Denver, Colorado  80202
                                                      (303) 892-9400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages

CUSIP No. 88554G109                 SCHEDULE 13D              Page 2 of 6 Pages



    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              CWS Limited-Liability Company   #13-3758882

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [ ]

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

              AF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada

         NUMBER OF             7     SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     2,000,002 (See Item 5)
          OWNED BY
            EACH               8     SHARED VOTING POWER
         REPORTING
           PERSON                        3,078,155 (See Item 6)
            WITH

                               9     SOLE DISPOSITIVE POWER

                                         2,000,002 (See Item 5)

                              10     SHARED DISPOSITIVE POWER


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,078,157 (See Items 5 and 6)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
          CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 51.1% based upon 8,810,941 shares of Common Stock outstanding as of the date hereof and the Option Shares.

   14    TYPE OF REPORTING PERSON*

              OO

CWS Limited-Liability Company                                   June 10, 1998


ITEM 1.        SECURITY AND ISSUER.

           This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of 3DX Technologies Inc. (the "Company"). The address of the Company's principal executive offices is 12012 Wickchester, Suite 250, Houston, Texas 77079.

ITEM 2.        IDENTITY AND BACKGROUND.

           (a) - (c) This Statement is being filed by CWS Limited-Liability Company (the "Reporting Person"). The Reporting Person is a Nevada limited liability company that was formed to acquire and hold for investment (i) interests in partnerships and limited liability companies in the oil and gas exploration and production business and (ii) stocks, bonds and other marketable securities. The principal business and office address of the Reporting Person is One Rockefeller Plaza, 31st Floor, New York, New York 10020. The manager of the Reporting Person is Ninth Floor Corporation, a New York corporation, whose principal business address is One Rockefeller Plaza, 31st Floor, New York, New York 10020.

           (d) - (e) During the last five years, neither the Reporting Person nor its manager, Ninth Floor Corporation, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           All of the shares of Company Common Stock owned by the Reporting Person were purchased in accordance with the terms of that Common Stock Subscription Agreement, dated as of June 3, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Person (the "Purchasers"). Under the Subscription Agreement, the Reporting Person purchased 877,228 shares of Common Stock on June 10, 1998 (the "Closing Date"), in consideration for a cash payment of $1,315,842. In addition, in accordance with the terms of the Subscription Agreement, the Reporting Person has the option to purchase 1,122,774 shares of Common Stock (the "Option Shares") within sixty days of the Closing Date. The Option Shares may be purchased at a purchase price of $1.50 per share.

           The funds used for the purchase of the Common Stock were contributed to the Reporting Person by its members.


                                Page 3 of 6 pages

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CWS Limited-Liability Company                                  June 10, 1998


ITEM 4.        PURPOSE OF TRANSACTION.

           All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

           The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D, except as follows:

                     (a) pursuant to the terms of the Subscription Agreement, the Reporting Person has the option to purchase the Option Shares.

                     (b) pursuant to the terms of the Subscription Agreement, the Company is required to submit to its stockholders a proposal for the adoption and approval of a one for five reverse stock split with respect to all of the outstanding Company Common Stock.

                     (d) pursuant to the terms of the Subscription Agreement, the Reporting Person, together with the other Purchasers, has the right, subject to certain events, to (i) designate a representative that is entitled to attend (but not to vote at) all meetings of the board of directors of the Company and each meeting of any committee thereof and receive information with respect thereto, or (ii) designate one individual to be appointed to the Company's board of directors.

Item 5.        Interest in Securities of the Company.

           (a) - (b) The Reporting Person beneficially owns 5,078,157 shares of Company Common Stock, which includes (i) the Option Shares and (ii) shares over which the Reporting Person currently shares voting power in connection with any and all meeting of the stockholders of the Company called for the purpose of considering and approving the stock issuances and other transactions contemplated by the Subscription Agreement. The Reporting Person's current beneficial ownership represents approximately 51.1% of the shares of Company Common Stock. The Reporting Person has sole voting and dispositive power over 2,000,002 shares of Common Stock and shared voting power over 3,078,155 shares of Common Stock.

           (c) Other than the purchase of shares of Common Stock pursuant to the Subscription Agreement, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.


                                Page 4 of 6 pages

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CWS Limited-Liability Company                                 June 10, 1998


           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           Under the Subscription Agreement, the Company granted to the Reporting Person an option to purchase the Option Shares.

           In connection with the Subscription Agreement, certain parties entered into a Voting Agreement, dated as of June 3, 1998, for the benefit of the Purchasers whereby each of such persons agreed to vote the Common Stock beneficially owned by them in favor of the stock issuances and other transactions contemplated by the Subscription Agreement at any and all meetings of the stockholders of the Company called for such purpose and appointed Kevin
S. Moore, an executive officer of the manager of the Reporting Person, and another individual as their proxy to vote their shares. The parties to such agreement agreed that until such transactions are consummated, they will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or similar agreement with respect to the voting of such party's Common Stock, (ii) acquire or sell, assign, transfer or otherwise dispose of any of such party's Common Stock, or (iii) enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any shares of Common Stock. The parties to the Voting Agreement and the number of outstanding shares of Common Stock beneficially owned by each that are subject to the Voting Agreement are as follows: C. Eugene Ennis - 269,267 shares; Peter M. Duncan - 355,448 shares; Douglas C. Nester - 357,448 shares; Joseph Schuchardt, III - 41,699 shares; Jon
W. Bayless - 749,025 shares; Douglas C. Williamson - 721,903 shares; Ronald P. Nowak - 50,000 shares; Charles E. Edwards - 17,002 shares; Peter K. Seldin - 516,363 shares (3,078,155 shares in the aggregate).

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A:  Common Stock Subscription Agreement dated as of June 3,
                    1998, among the Company, Susan Morrice, Minnowburn Corporation, CWS Limited-Liability Company, Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P., Quadrennial Partners, L.P., Centennial Overseas Fund, LTD, Investment 11, LLC, Donald D. Wolf, Altira Group LLC, James
                    R. Newell, Alex B. Campbell, Paul D. Favret and Wayne W. Williamson (incorporated herein by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June 16, 1998).


                                Page 5 of 6 pages

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CWS Limited-Liability Company                                  June 10, 1998


       Exhibit B:   Voting Agreement dated as of June 3, 1998 among C. Eugene
                    Ennis, Peter M. Duncan, Douglas C. Nester, Joseph
                    Schuchardt, III, Jon W. Bayless, Douglas C. Williamson,
                    Ronald P. Nowak, Charles E. Edwards and Peter K. Seldin
                    (incorporated herein by reference to Exhibit 99.2 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June
                    16, 1998).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 19, 1998                   CWS LIMITED-LIABILITY COMPANY

                                       By: Ninth Floor Corporation, its Manager



                                       By: /S/ KEVIN S. MOORE
                                          -------------------------------------
                                           Kevin S. Moore, Vice President



                                Page 6 of 6 pages